Exhibit 3.199

Filed Oct. 22 2001

ARTICLES OF INCORPORATION

OF

BURLINGTON COAT FACTORY REALTY OF WEST MIFFLIN, INC.

30 31713

First. The name of the corporation (hereinafter called the “corporation”) is:

BURLINGTON COAT FACTORY REALTY OF WEST MIFFLIN, INC.

Second. The name of its initial commercial registered office provider in the Commonwealth of Pennsylvania is c/o United Corporate Services. Inc. The registered office of the corporation in the Commonwealth of Pennsylvania shall be deemed for venue and official publication purposes to be located in Dauphin County.

Third. The corporation is incorporated under the Business Corporation Law of 1988.

Fourth. The corporation shall be authorized to issue the following shares:

Class Number of Shares Par Value

COMMON 1,000 $1.00

Fifth. The name and the address, including street and number, of the incorporator are:

Name Address

Michael A. Barr	10 Bank Street

White Plains, New York 10606

Sixth. The corporation has as its purpose the engaging in all lawful business for which corporations may be incorporated under the Business Corporation Law of 1988.

Seventh. 1. The personal liability of the directors of the corporation is limited to the fullest extent permitted by the provisions of the Business Corporation Law of 1988, as the same may be amended and supplemented.

2. The corporation shall, to the fullest extent permitted by the provisions of the Business Corporation Law of 1988, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

3. No shareholder shall have the right to cumulate his votes in any election of directors.

4. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting pursuant to the provisions of Section 1766 of the Business Corporation Law of 1988, as the same may be amended and supplemented, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

Signed on: October 19, 2001

/s/ Michael A. Barr, Incorporator

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